                                                   ----------------------------
                                                           OMB APPROVAL
                                                   ----------------------------
                    UNITED STATES                  OMB Number:        3235-0415
         SECURITIES AND EXCHANGE COMMISSION        Expires:    October 31, 2002
               Washington, D.C. 20549              Estimated average burden
                                                   hours per response.... 14.90
                                                   ----------------------------


                                   SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                            (Amendment No.    2   )*
                                           -------

                        Ribozyme Pharmaceuticals, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $.01 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   762567105
--------------------------------------------------------------------------------
                                (CUSIP Number)

  Stephen Cunningham                           David W. Tegeler, Esq.
  Schroders Investment Management Limited      Testa, Hurwitz & Thibeault, LLP
  31 Gresham Street                            125 High Street
  London EC2V 7QA, England                     Boston, MA 02110
  +44 (0) 20 7658-6000                         (617) 248-7000
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)

                                March 23, 2001
         -------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the
following box.   [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 762567105                                      PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

      International Biotechnology Trust plc

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]

      Not Applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United Kingdom

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            782,633 shares of Common Stock,
                          $.01 par value ("Common Stock")
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             782,633 shares of Common Stock

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      782,633 shares of Common Stock

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      4.6%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 2 of 5 pages

     This Schedule 13D Amendment No. 2 ("Amendment No. 2") is an amendment to the Schedule 13D that was filed with the Securities and Exchange Commission ("SEC") on May 3, 1996 and amended by Schedule 13D Amendment No. 1 filed with the SEC on October 31, 1997 (together, the "Original 13D") on behalf of International Biotechnology Trust plc.

     Unless otherwise noted, the information contained in this Amendment No. 2 amends and restates the items below as previously disclosed in the Original 13D. Capitalized terms not defined in this Amendment No. 2 shall have their respective meanings as set forth in the Original 13D.

ITEM 1.   SECURITY AND ISSUER.

     This statement relates to the Common Stock, $.01 par value (the "Common Stock") of Ribozyme Pharmaceuticals, Inc., a Delaware corporation (the "Issuer"). The principal executive officers of the Issuer are located at 2950 Wilderness Place, Boulder, Colorado 80301.

ITEM 2.   IDENTITY AND BACKGROUND.

     (a) The undersigned hereby files this Schedule 13D on behalf of International Biotechnology Trust plc, a company organized under the laws of the United Kingdom ("IBT").

     (b) The principal business of IBT is that of a publicly-traded investment trust company.

     (c) The address of the principal business office of IBT is 31 Gresham Street, London, EC2V 7QA, England.

     (d) During the five years prior to the date hereof, neither IBT nor any of its officers or directors have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the five years prior to the date hereof, neither IBT nor any of its officers or directors were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Not Applicable

ITEM 4.   PURPOSE OF TRANSACTION.

     Not Applicable.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) Based on a total of 16,882,683 share of Common Stock outstanding (such number is based on the number of securities outstanding as contained in the most recently available filing with the Commissioner of the Issuer) of the Issuer, IBT owns 782,633 shares of Common Stock, or approximately 4.6% of the Common Stock outstanding.

   (b) Except as described in Item 6 below, IBT has sole power to vote or direct the voting of and to dispose or to direct the disposition of the shares of Common Stock referred to in paragraph (a) above.

                               Page 3 of 5 pages

     (c) Except as described in this statement, neither IBT nor any of its officers or directors have effected any transaction in the Common Stock in the past 60 days.

     (d) As of March 23, 2001, IBT has ceased to be a beneficial owner of more than five percent of the class of securities of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     On November 7, 2000, IBT terminated its contractual agreement with Rothchild Asset Management Limited. Pursuant to a contractual agreement dated as of November 7, 2000, IBT has engaged Schroders Investment Management Limited ("Schroders") to act as its discretionary investment manager. Pursuant to such agreement, Schroders manages the business and assets of IBT, which includes the authority to make decisions regarding the acquisition or disposition of portfolio securities by IBT and to exercise any rights (including voting rights) with respect to such securities. IBT has the right to terminate Schroders' appointment as manager at any time if Schroders commits a material breach of its obligations under the agreement and, if its breach is capable of remedy, fails to make good the breach within 90 days of receipt of notice from IBT requiring it to do so.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     None.

                               Page 4 of 5 pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   INTERNATIONAL BIOTECHNOLOGY TRUST PLC


                                     October 4, 2001
                                   --------------------
                                           Date


                                      /s/ Tom Daniel
                                   --------------------
                                         Signature


                                        Signatory
                                   --------------------
                                        Name/Title


                               Page 5 of 5 pages